Exhibit (d)(6)(ii)

Loomis, Sayles & Company, L.P.

One Financial Center

Boston, MA 02111

July 1, 2021

Loomis Sayles Funds II

Loomis Sayles Limited Term Government and Agency Fund

888 Boylston Street, Suite

800 Boston, MA 02199-8197

Attn: David Giunta, President

Re:	Loomis Sayles Limited Term Government and Agency Fund Advisory Agreement Addendum

Dear Mr. Giunta:

The Advisory Agreement dated September 12, 2003 between Loomis Sayles Funds II (the “Fund”), with respect to its Loomis Sayles Limited Term Government and Agency Fund (the “Series”), and Loomis, Sayles & Company, L.P. (the “Adviser”) is hereby revised, effective July 1, 2021, to delete section 7 and to replace it with the following:

7. As full compensation for all services rendered, facilities furnished and expenses borne by the Adviser hereunder, the Trust shall pay the Adviser compensation at the annual percentage rate of 0.325% of the first $500 million of the average daily net assets of the Series, 0.300% of the next $500 million and 0.250% over $1 billion of such assets, respectively, or such lesser rate as the Adviser may agree to from time to time. Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Board of Trustees of the Trust may from time to time determine and specify in writing to the Adviser. The Adviser hereby acknowledges that the Trust’s obligation to pay such compensation is binding only on the assets and property belonging to the Series.

To indicate your approval and acceptance of the terms of this letter, please sign below where indicated.

LOOMIS, SAYLES & COMPANY, L.P.
By: Loomis, Sayles & Company, Inc., its general partner

By:	/s/ Lauren Pitalis
Name: Lauren Pitalis
Title:	Vice President

ACCEPTED AND AGREED TO:
Loomis Sayles Trust II, on behalf of
Loomis Sayles Limited Term Government and Agency Fund

By:	/s/ David L. Giunta
Name: David L. Giunta
Title:	President

Date: July 1, 2021

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